UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             ____________

                             SCHEDULE 13D


              UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PHOTOCOMM, INC.
______________________________________________________________________
                            (Name of Issuer)

                   Common Stock Par Value $.10 Each
______________________________________________________________________
                    (Title of Class of Securities)

                              719319-10-5
______________________________________________________________________
                             (CUSIP Number)
                        Jill B. W. Sisson, Esq.
                     General Counsel and Secretary
                         ACX Technologies, Inc.
                     16000 Table Mountain Parkway
                         Golden, Colorado 80403

                             (303) 271-7000
______________________________________________________________________
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                           August 16, 1996
______________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,

and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
______________________________________________________________________
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William K. Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  /   (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                           -0-
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                             -0-
        WITH
- -                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                             * See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,612,447 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46%
14       TYPE OF REPORTING PERSON
         IN
______________________________________________________________________
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Joseph Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  /  (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS


 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                           -0-
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                             -0-
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                             * See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,612,447 (see Item 5(a))


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46%

14       TYPE OF REPORTING PERSON
         IN
______________________________________________________________________
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Peter H. Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  / (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS


 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                           -0-
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                             -0-
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                             * See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,612,447 (see Item 5(a))


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46%

14       TYPE OF REPORTING PERSON
         IN
______________________________________________________________________
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph Coors, Jr.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) /  / (b) /x /

3          SEC USE ONLY

4          SOURCE OF FUNDS


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
                               7     SOLE VOTING POWER

                                           -0-
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                             -0-
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                          * See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,612,447 (see Item 5(a))


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46%

14       TYPE OF REPORTING PERSON
         IN
______________________________________________________________________
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jeffrey H. Coors

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) /  / (b) /x /

3          SEC USE ONLY

4          SOURCE OF FUNDS

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  /  /

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
                               7     SOLE VOTING POWER

                                           -0-
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                             -0-
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                          * See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,612,447 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46%

14       TYPE OF REPORTING PERSON
         IN
ITEM 1.  SECURITY AND ISSUER.

  The class of equity securities to which this Schedule 13D relates is Common Stock Par Value $.10 (the "Common Stock").

  The issuer of the Common Stock is Photocomm, Inc. (the "Company"), whose principal executive offices are located at 7681 East Gray Road, Scottsdale, Arizona 85260. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.

ITEM 2.  IDENTITY AND BACKGROUND

  (a) This Schedule 13D is filed on behalf of each of the following persons, who together may comprise one or more groups under Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") with respect to the Common Stock described in this Schedule:

        William K. Coors
        Joseph Coors
        Peter H. Coors
        Joseph Coors, Jr.
        Jeffrey H. Coors

The filing persons are making a single joint filing pursuant to Rule 13d-1(f)(2) although the filing persons do not expressly affirm the existence of any group.

The filing persons are trustees of various Coors family trusts that together own a majority of the outstanding common stock of ACX Technologies, Inc. ("ACX"), which is the parent company of the corporation purchasing the Common Stock that is the subject of this
Schedule 13D.

  (b) The business address of William K. Coors, Joseph Coors, and Peter H. Coors is c/o Adolph Coors Company, Golden, Colorado 80401. The business address of Jeffrey H. Coors and Joseph Coors, Jr. is c/o ACX Technologies, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403.

  (c) The present principal occupation or employment of each filing person and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

        William K. Coors     Chairman of the Board of ACX,
                             16000 Table Mountain Parkway,
                             Golden, Colorado 80403;
                             Chairman of the Board and President of
                             Adolph Coors Company, holding company
                             for beer business, Golden,Colorado 80401

        Joseph Coors         Director Emeritus of ACX, for
                             principal business and address, see
                             above;
                             Vice Chairman of the Board of Adolph
                             Coors Company, holding company for beer
                             business, for address, see above.

        Peter H. Coors       Vice President, Secretary, and a director
                             of Adolph Coors Company, for principal
                             business and address, see above;
                             Chief Executive Officer of Coors Brewing
                             Company, brewery, Golden, Colorado 80401, a subsidiary of Adolph Coors Company.

        Joseph Coors, Jr.    President (member of the Office of the
                             President) and a director of ACX, for
                             principal business and address, see above.

        Jeffrey H. Coors     President (member of the Office of the
                             President) and a director of ACX, for
                             principal business and address, see above.

        (d) and (e)     None of the above named persons has, during
the last five years, (i) been convicted in a criminal proceeding or
(ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

        (f) All of the above named individuals are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  The filing persons have been advised that Golden Technologies Company, Inc. ("GTC"), which is a wholly owned subsidiary of ACX, intends to obtain the funds to acquire the Common Stock from its own cash and by advances to it from ACX, its parent. ACX will obtain the funds from its operations.

ITEM 4.  PURPOSE OF TRANSACTION

  The acquisition of the Common Stock will be made pursuant to an agreement dated August 16, 1996, between GTC and The New World Power Company ("NWP") pursuant to which GTC will acquire 6,612,447 shares of Common Stock of the Company. ACX is negotiating with the Company to acquire 2,000,000 shares of Common Stock directly from the Company.
No definitive agreement has been signed with respect to the purchase by ACX from the Company. Following the acquisition of the Common Stock from NWP, GTC will own approximately 46% percent of the issued and outstanding Common Stock and if ACX acquires 2,000,000 Shares of Common Stock from the Company, ACX and GTC together will own approximately 54% percent of the issued and outstanding Common Stock, assuming no additional issuances of Common Stock.

  At the time of closing under the agreement with NWP it is contemplated that three board members of the Company selected by NWP will resign from the Company's board of directors to be replaced by designees of GTC. Accordingly, GTC will have selected three of seven directors. At the ensuing annual meeting, the Company will have sufficient votes (assuming it purchases only the shares of Common Stock from NWP and no other shares are issued) to elect three directors, and depending upon the number of other shares voted at the meeting under the Company's cumulative voting system, the possibility of electing four or more directors.

  In the event ACX does not acquire the shares from the Company, ACX or GTC may from time to time buy additional shares of the Company's Common Stock in the market, so that together they would own a majority of Common Stock in the Company.

  Except as described herein, none of the filing persons has a present plan or proposal that relates or would result in:

  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as referenced above;

  (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  (d) any change in the present board of directors of the Company or management of the Company, except as referenced above;

  (e) any material change in the present capitalization or dividend policy of the Company;

  (f) any material change in the Company's business or corporate structure;

  (g) any change in the Company's Charter or bylaws, or other action which may impede the acquisition of control of the Company by any person;

  (h) causing a class of securities of the Company to be delisted from a national securities exchange;

  (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) any action similar to any of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) Because, within 60 days, GTC may acquire 6,612,447 shares of the Common Stock, amounting to 46% percent of the outstanding shares of Common Stock, pursuant to the terms of the Stock Purchase Agreement described in Item 4 hereof, the filing persons, through their capacity as trustees of the trusts that together control ACX, may be deemed to be the beneficial owner of such shares pursuant to Rule 13d-3 under the Act. Pursuant to Rule 13d-4 under the Act, however, until such purchase is consummated, such persons disclaim beneficial ownership of all such shares.

  (b) The filing persons do not have any power to vote or to direct the vote or to dispose of or to direct the disposition of any shares of the Common Stock, unless and until the acquisition described herein is effected.

  (c) None of the filing persons have effected any transactions in shares of the Common Stock during the past 60 days.

  (d) Each of the filing persons affirms that no person other than GTC and/or ACX has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  No filing person is a party to any contract, arrangement or understanding with respect to the Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Stock Purchase Agreement dated August 16, 1996, between Golden Technologies Company, Inc. and The New World Power Corporation.

Exhibit 2 - Joint filing statement (included in signature page)

SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

  Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of the signatories.

Dated:  August 26, 1996.

     /s/ William K. Coors
     ___________________________________________
     William K. Coors


     /s/ Joseph Coors
     ___________________________________________
     Joseph Coors

     /s/ Peter Coors
     ___________________________________________
     Peter Coors

     /s/ Joseph Coors, Jr.
     ___________________________________________
     Joseph Coors, Jr.


     /s/ Jeffrey Coors
     ___________________________________________
     Jeffrey Coors